UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 15)*

AMYRIS, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

03236M200

(CUSIP Number)

Barbara Hager

c/o Foris Ventures, LLC

1180 San Carlos Avenue, #717

San Carlos, CA 94070

650-384-0240

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

COPY TO:

Jon M. Novotny, Esq.

c/o Goodwin Procter LLP

Three Embarcadero Center

San Francisco, CA 94111

(415) 733-6000

October 12, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON Foris Ventures, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 122,255,166(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 122,255,166(1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 122,255,166(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 30.2%(2)
14	TYPE OF REPORTING PERSON OO

(1)

Consists of (i) 87,268,358 shares of common stock, par value $0.0001 per share (“Common Stock”), of Amyris, Inc. (the “Company”) currently outstanding and held by Foris Ventures, LLC (“FV”), (ii) 22,940,772 shares of Common Stock issuable to FV upon conversion of the total amount of indebtedness outstanding, including accrued and unpaid interest as well as penalties as of October 12, 2023, under that certain Amended and Restated Loan and Security Agreement, dated as of October 28, 2019 (as it may be further amended, restated or otherwise modified, the “2019 LSA”), by and among the Company, FV, as lender, and the other parties thereto; (iii) 2,046,036 shares of Common Stock issuable to FV upon exercise of a warrant issued to FV on September 13, 2022 (the “September 2022 Warrant”) in connection with that certain Loan and Security Agreement, dated as of September 13, 2022 (as it may be amended, restated or otherwise modified, the “2022 LSA”), by and among the Company, FV, as lender, and the other parties thereto; and (iv) 10,000,000 shares of Common Stock issuable to FV upon exercise of a warrant issued to FV on December 30, 2022 (the “December 2022 Warrant” and together with the September 2022 Warrant, collectively the “2022 Warrants”). As of October 12, 2023, 16,680,334 shares of Common Stock are issuable upon conversion of the indebtedness outstanding under the 2019 LSA in respect of an outstanding principal amount of $50.0 million and 6,260,438 shares of Common Stock are issuable upon conversion of accrued and unpaid interest as well as penalties of $18.8 million, reflecting a fixed conversion price of $3.00 per share of Common Stock. Barbara Hager, the manager of FV, may be deemed to have sole power to vote and dispose of these securities. The 2019 LSA bears interest at 6.0% per annum, subject to certain default interest provisions in the event of a default under the 2019 LSA. The Company’s filing of the Chapter 11 Cases (as defined below) was an event of default under the 2019 LSA which automatically accelerated the payment date of unpaid principal and interest as well as applying certain penalties, including adding an amount equal to 6.0% of the past due amount and increasing the interest rate to 12.0%, compounded daily. The Vallejo Ventures Trust U/T/A 2/12/96 (“VVT”), the member of FV, may be deemed to have sole power to vote and dispose of these securities, and L. John Doerr (“John Doerr”) and Ann Doerr, the trustees of VVT, and Barbara Hager, the special trustee of VVT, may be deemed to have shared power to vote and dispose of these securities.

(2)

The percentage calculation is based on a total of 404,372,422 shares of Common Stock, which amount consists of (i) 369,385,614 shares of Common Stock issued and outstanding as of May 5, 2023 based on the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2023, as filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 10, 2023, (ii) 22,940,772 shares of Common Stock issuable to FV upon conversion of the indebtedness outstanding under the 2019 LSA, including accrued and unpaid interest as well as penalties as of October 12, 2023 and (iii) 12,046,036 shares of Common Stock issuable to FV upon exercise of the 2022 Warrants.

1	NAME OF REPORTING PERSON The Vallejo Ventures Trust U/T/A 2/12/96
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 122,255,733(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 122,255,733(1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 122,255,733(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 30.2%(2)
14	TYPE OF REPORTING PERSON OO

(1)

Consists of (i) 87,268,358 shares of Common Stock currently outstanding and held by FV, (ii) 22,940,772 shares of Common Stock issuable to FV upon conversion of the indebtedness outstanding under the 2019 LSA, including accrued and unpaid interest as well as penalties as of October 12, 2023, (iii) 12,046,036 shares of Common Stock issuable to FV upon exercise of the 2022 Warrants and (iv) 567 shares of Common Stock held directly by VVT. VVT, the member of FV, may be deemed to have sole power to vote and dispose of these securities, and John Doerr and Ann Doerr, the trustees of VVT, and Barbara Hager, the special trustee of VVT, may be deemed to have shared power to vote and dispose of the securities held by FV and VVT.

(2)

The percentage calculation is based on a total of 404,372,422 shares of Common Stock, which amount consists of (i) 369,385,614 shares of Common Stock issued and outstanding as of May 5, 2023 based on the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2023, as filed with the SEC on May 10, 2023, (ii) 22,940,772 shares of Common Stock issuable to FV upon conversion of the indebtedness outstanding under the 2019 LSA, including accrued and unpaid interest as well as penalties as of October 12, 2023 and (iii) 12,046,036 shares of Common Stock issuable to FV upon exercise of the 2022 Warrants.

1	NAME OF REPORTING PERSON L. John Doerr
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 60,711(1)
	8	SHARED VOTING POWER 125,851,549(2)
	9	SOLE DISPOSITIVE POWER 60,711(1)
	10	SHARED DISPOSITIVE POWER 125,851,549(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 125,912,260(3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 31.1%(4)
14	TYPE OF REPORTING PERSON IN

(1)	Consists of (i) 46,047 shares of Common Stock held by John Doerr, and (ii) 14,664 shares of Common Stock issuable to John Doerr upon exercise of options within 60 days of October 12, 2023.
(2)

Consists of (i) 87,268,358 shares of Common Stock currently outstanding and held by FV, (ii) 22,940,772 shares of Common Stock issuable to FV upon conversion of the indebtedness outstanding under the 2019 LSA, including accrued and unpaid interest as well as penalties as of October 12, 2023, (iii) 12,046,036 shares of Common Stock issuable to FV upon exercise of the 2022 Warrants, (iv) 567 shares of Common Stock held by VVT, (v) 9,648 shares of Common Stock held by Clarus, LLC, (vi) 248,304 shares of Common Stock held by Kleiner Perkins Caufield & Byers XII, LLC, (vii) 4,531 shares of Common Stock held by KPCB XII Founders Fund, LLC, and (viii) 3,333,333 shares of Common Stock held by Perrara Ventures, LLC (“Perrara”). John Doerr is a trustee of VVT, which is the member of FV and Clarus, LLC. Mr. Doerr may be deemed to have shared power to vote and dispose of shares beneficially owned by FV, VVT and Clarus, LLC. The Managing Member of Kleiner Perkins Caufield & Byers XII, LLC is KPCB XII Associates, LLC, of which Mr. Doerr is the managing member. The Managing Member of KPCB XII Founders Fund, LLC is KPCB XII Associates, LLC, of which Mr. Doerr is the managing member. Mr. Doerr indirectly holds all of the membership interests in Perrara. Mr. Doerr disclaims beneficial ownership of all securities held by entities affiliated with him except to the extent of his pecuniary interest therein.

(3)

Consists of (i) 87,268,358 shares of Common Stock currently outstanding and held by FV, (ii) 22,940,772 shares of Common Stock issuable to FV upon conversion of the indebtedness outstanding under the 2019 LSA, including accrued and unpaid interest as well as penalties as of October 12, 2023, (iii) 12,046,036 shares of Common Stock issuable to FV upon exercise of the 2022 Warrants, (iv) 567 shares of Common Stock held by VVT, (v) 9,648 shares of Common Stock held by Clarus, LLC, (vi) 248,304 shares of Common Stock held by Kleiner Perkins Caufield & Byers XII, LLC, (vii) 4,531 shares of Common Stock held by KPCB XII Founders Fund, LLC, (viii) 3,333,333 shares of Common Stock held by Perrara, (ix) 46,047 shares of Common Stock held by John Doerr, and (x) 14,664 shares of Common Stock issuable to Mr. Doerr upon exercise of options within 60 days of October 12, 2023. John Doerr is a trustee of VVT, which is the member of FV and Clarus, LLC. Mr. Doerr may be deemed to have shared power to vote and dispose of shares beneficially owned by FV, VVT and Clarus, LLC. The Managing Member of Kleiner Perkins Caufield & Byers XII, LLC is KPCB XII Associates, LLC, of which Mr. Doerr is the managing member. The Managing Member of KPCB XII Founders Fund, LLC is KPCB XII Associates, LLC, of which Mr. Doerr is the managing member. Mr. Doerr indirectly holds all of the membership interests in Perrara. Mr. Doerr disclaims beneficial ownership of all securities held by entities affiliated with him except to the extent of his pecuniary interest therein.

(4)

The percentage calculation is based on a total of 404,387,086 shares of Common Stock, which amount consists of (i) 369,385,614 shares of Common Stock issued and outstanding as of May 5, 2023 based on the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2023, as filed with the SEC on May 10, 2023, (ii) 22,940,772 shares of Common Stock issuable to FV upon conversion of the indebtedness outstanding under the 2019 LSA, including accrued and unpaid interest as well as penalties as of October 12, 2023, (iii) 12,046,036 shares of Common Stock issuable to FV upon exercise of the 2022 Warrants, and (iv) 14,664 shares of Common Stock issuable to John Doerr upon the exercise of stock options exercisable for Common Stock within 60 days of October 12, 2023.

1	NAME OF REPORTING PERSON Ann Doerr
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 122,255,733(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 122,255,733(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 122,255,733(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 30.2%(2)
14	TYPE OF REPORTING PERSON IN

(1)

Consists of (i) 87,268,358 shares of Common Stock currently outstanding and held by FV, (ii) 22,940,772 shares of Common Stock issuable to FV upon conversion of the indebtedness outstanding under the 2019 LSA, including accrued and unpaid interest as well as penalties as of October 12, 2023, (iii) 12,046,036 shares of Common Stock issuable to FV upon exercise of the 2022 Warrants and (iv) 567 shares of Common Stock held directly by VVT. VVT, the member of FV, may be deemed to have sole power to vote and dispose of these securities, and John Doerr and Ann Doerr, the trustees of VVT, and Barbara Hager, the special trustee of VVT, may be deemed to have shared power to vote and dispose of the securities held by FV and VVT.

(2)

The percentage calculation is based on a total of 404,372,422 shares of Common Stock, which amount consists of (i) 369,385,614 shares of Common Stock issued and outstanding as of May 5, 2023 based on the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2023, as filed with the SEC on May 10, 2023, (ii) 22,940,772 shares of Common Stock issuable to FV upon conversion of the indebtedness outstanding under the 2019 LSA, including accrued and unpaid interest as well as penalties as of October 12, 2023 and (iii) 12,046,036 shares of Common Stock issuable to FV upon exercise of the 2022 Warrants.

1	NAME OF REPORTING PERSON Barbara Hager
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 125,598,714(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 125,598,714(1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 125,598,714(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 31.1%(2)
14	TYPE OF REPORTING PERSON IN

(1)

Consists of (i) 87,268,358 shares of Common Stock currently outstanding and held by FV, (ii) 22,940,772 shares of Common Stock issuable to FV upon conversion of the indebtedness outstanding under the 2019 LSA, including accrued and unpaid interest as well as penalties as of October 12, 2023, (iii) 12,046,036 shares of Common Stock issuable to FV upon exercise of the 2022 Warrants, (iv) 567 shares of Common Stock held directly by VVT, (v) 9,648 shares of Common Stock held by Clarus, LLC, and (vi) 3,333,333 shares of Common Stock held by Perrara. Barbara Hager, the manager of FV and Clarus, LLC, may be deemed to have sole power to vote and dispose of these securities. VVT, the member of FV, may be deemed to have sole power to vote and dispose of these securities, and John Doerr and Ann Doerr, the trustees of VVT, and Barbara Hager, the special trustee of VVT, may be deemed to have shared power to vote and dispose of the securities held by FV and VVT.

(2)

The percentage calculation is based on a total of 404,372,422 shares of Common Stock, which amount consists of (i) 369,385,614 shares of Common Stock issued and outstanding as of May 5, 2023 based on the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2023, as filed with the SEC on May 10, 2023, (ii) 22,940,772 shares of Common Stock issuable to FV upon conversion of indebtedness outstanding under the 2019 LSA, including accrued and unpaid interest as well as penalties as of October 12, 2023 and (iii) 12,046,036 shares of Common Stock issuable to FV upon exercise of the 2022 Warrants.

This Amendment No. 15 (“Amendment No. 14”) to Schedule 13D amends the statement on Schedule 13D filed with the United States Securities and Exchange Commission on October 30, 2017, as amended by Amendment No. 1 thereto filed on August 28, 2018, Amendment No. 2 thereto filed on July 18, 2019, Amendment No. 3 thereto filed on September 8, 2022, Amendment No. 4 thereto filed on September 15, 2022, Amendment No. 5 thereto filed on January 9, 2023, Amendment No. 6 thereto filed on March 17, 2023, Amendment No. 7 thereto filed on May 24, 2023, Amendment No. 8 thereto filed on June 9, 2023, Amendment No. 9 thereto filed on June 30, 2023, Amendment No. 10 thereto filed on August 3, 2023, Amendment No. 11 thereto filed on August 10, 2023, Amendment No. 12 thereto filed on September 20, 2023, Amendment No. 13 thereto filed on October 2, 2023 and Amendment No. 14 thereto filed on October 5, 2023 (collectively and as amended, the “Schedule 13D”), relating to the Common Stock. This Amendment No. 15 is being filed by Foris Ventures, LLC, Vallejo Ventures Trust, L. John Doerr, Ann Doerr, and Barbara Hager (collectively, the “Reporting Persons”).

The Items below amend the information disclosed under the corresponding Items of the Schedule 13D as described below. Except as specifically provided herein, this Amendment No. 15 does not modify any of the information previously reported in the Schedule 13D.

ITEM 4. PURPOSE OF TRANSACTION.

Item 4 of the Schedule 13D is supplemented by the following:

As previously reported, on August 9, 2023, the Company and certain of its direct and indirect subsidiaries (collectively, the “Company Parties” or the “Debtors”) filed voluntary petitions for relief under Chapter 11 of Title 11 of the United States Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”), thereby commencing Chapter 11 cases for the Company Parties (the “Chapter 11 Cases”). The Company Parties continue to operate their business as “debtors in possession” under the jurisdiction of the Bankruptcy Court and in accordance with the applicable provisions of the Bankruptcy Code and orders of the Bankruptcy Court.

Plan Support Agreement

On October 12, 2023 (the “Execution Date”), the Debtors entered into that certain Plan Support Agreement (together with all exhibits and schedules thereto, the “PSA”), with certain of the Debtors’ secured creditors, including FV and Euagore LLC, Anesma Group, LLC, Anjo Ventures, LLC, Perrara and Muirisc, LLC, each affiliates of FV (collectively, the “Consenting Parties”). The PSA, together with a term sheet attached as an exhibit to, and incorporated into, the PSA (the “Term Sheet”), provide the framework for a plan of reorganization consistent with the terms and provisions of the Term Sheet (the “Plan”).

The PSA contains certain covenants applicable to the Consenting Parties, including, among other things, that the Consenting Parties shall: (i) vote in favor of the Plan and take all steps reasonably necessary and desirable to support, facilitate, implement, consummate or otherwise give effect to the Restructuring Transactions (as defined in the PSA) in accordance with the PSA; (ii) to the extent any legal or structural impediment arises that would prevent, hinder, or delay the consummation of the Restructuring Transactions, take all steps reasonably necessary to address such impediment; (iii) use commercially reasonable efforts to oppose the efforts of any person seeking to object to, delay, impede, or take any other action to interfere with the acceptance, implementation, or consummation of the Restructuring Transactions; (iv) use commercially reasonable efforts to cooperate with and assist the Debtors in obtaining additional support for the Restructuring Transactions from the Debtors’ other stakeholders; (v) use commercially reasonable efforts and provide assistance as may be reasonably required by the Debtors to obtain any third-party approvals, including regulatory approvals, required for the consummation of the Restructuring Transactions; and (vi) negotiate in good faith and use commercially reasonable efforts to execute and implement the Definitive Documents (as defined in the PSA) to which it is required to be a party.

The PSA contains certain covenants applicable to the Company, including, among other things, that the Company shall: (i) support and take all steps reasonably necessary and desirable to support, facilitate, implement, consummate or otherwise give effect to the Restructuring Transactions in accordance with the PSA; (ii) to the extent any legal or structural impediment arises that would prevent, hinder, or delay the consummation of the Restructuring Transactions contemplated herein, take all steps reasonably necessary and desirable to address any such impediment; (iii) consider in good faith all reasonable actions necessary or reasonably requested by the Consenting Parties to facilitate the solicitation, confirmation (if applicable), and consummation of the Restructuring Transactions; (iv) use commercially reasonable efforts to oppose and object to the efforts of any person seeking to object to, delay, impede, or take any other action to interfere with the acceptance, implementation, or consummation of the Restructuring Transactions; (v) timely file a formal objection to any motion filed with the Bankruptcy Court by a third party challenging the validity, enforceability, perfection, or priority of, or seeking avoidance, disallowance or subordination of, any portion of the Foris Prepetition Claims (as defined in the PSA), or the liens securing such claims; (vi) use commercially reasonable efforts, and provide such assistance as may be reasonably required by the Consenting Parties, to obtain any and all third party approvals for the Restructuring Transactions; (vii) negotiate in good faith and use commercially reasonable efforts to execute and deliver the Definitive Documents and any other required agreements to effectuate and consummate the Restructuring Transactions as contemplated by the PSA; (viii) use commercially reasonable efforts to seek additional support for the Restructuring Transactions from their other material stakeholders to the extent reasonably prudent; (ix) provide counsel to the Consenting Parties with Definitive Documents that the Company intends to file with the Bankruptcy Court within a certain time; and (x) inform counsel to the Consenting Parties as soon as reasonably practicable and in any event within a certain time after the Company (a) becomes aware of receipt of any notice or other correspondence from a third party asserting its consent is required to implement the Restructuring Transactions and (b) makes any definitive determination, after consulting with counsel, (1) that taking any action, or refraining from taking any action, with respect to the Restructuring Transactions would be inconsistent with applicable law or its fiduciary obligations under applicable law or, (2) in the exercise of its fiduciary duties, to pursue an Alternative Restructuring Proposal (as defined in the PSA).

The Term Sheet provides that the consummation of the Restructuring Transactions through confirmation of the Plan is subject to the satisfaction of certain conditions in order for the Plan to be confirmed by the Bankruptcy Court and become effective. These conditions include, among other things, that: (i) certain named parties and creditor classes execute joinders to the PSA and vote to accept the Plan, (ii) the sale of the Company’s consumer brands businesses (the “Consumer Brand Businesses”) generates net cash proceeds in an amount acceptable to the DIP Lenders (as defined in the PSA) and the Foris Prepetition Secured Lenders (as defined in the PSA), (iii) certain other claims are determined by the Bankruptcy Court to be in an amount acceptable to the DIP Lenders and the Foris Prepetition Secured Lenders, and (iv) the Company negotiates modifications to the lease for its headquarters on terms acceptable to the DIP Lenders and the Foris Prepetition Secured Lenders.

Subject to the satisfaction of these conditions, the Term Sheet contemplates certain restructuring transactions pursuant to the Plan, including (i) satisfaction and discharge of the Company’s liabilities as provided for in the Plan, (ii) a reorganization of the Debtors’ remaining business and assets into a privately held company (referred to as “Reorganized Amyris”), and (iii) the cancellation of all of the outstanding equity of the Company, including all of its outstanding shares of common stock. It is contemplated that following the effective date of the Plan that the equity interests of Reorganized Amyris would cease to be listed or quoted on the OTC Pink Market or any other securities exchange or over-the-counter market and, subject to compliance with the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and other applicable law, Reorganized Amyris would cease to be required to file public reports with the SEC under Section 13(a) or 15(d) of the Exchange Act.

The proceeds from the sale of the Consumer Brand Businesses will be distributed in accordance with the following waterfall, subject to confirmation of the Plan:

(1) With respect to the first $250 million of net cash proceeds, (i) the payment of accrued and unpaid administrative expenses, (ii) $100 million to on account of claims of the DIP Lenders and the Foris Prepetition Secured Lenders, (iii) (a) $17.25 million to the holders of the Company’s 1.50% Convertible Senior Notes due 2026 (the “Convertible Note Holders”) (if the Convertible Note Holders approve the Plan) and (b) $8 million to the holder of general unsecured claims of the Company (the “General Creditors”) (if the General Creditors approve the Plan) on a pro rata basis, and (iv) the remainder to the DIP Lenders and the Foris Prepetition Secured Lenders.

(2) With respect to the next $100 million of net cash proceeds, (i) $5 million to the General Creditors and $17.25 million to the Convertible Note Holders on a pro rata basis (if they approve the Plan) and (ii) the remainder to the DIP Lenders and the Foris Prepetition Secured Lenders.

(3) With respect to net cash proceeds in excess of $350 million until the DIP Lenders and the Foris Prepetition Secured Lenders have received an aggregate of $340 million (the “Foris Third Tranche Cap”), on a pro rata basis of: (i) 9% to the General Creditors, (ii) 31% to the Convertible Note Holders and (iii) 60% to the DIP Lenders and the Foris Prepetition Secured Lenders.

(4) With respect to net cash proceeds after reaching the Foris Third Tranche Cap, on a pro rata basis of: (i) 22.5% to the General Creditors and 77.5% to the Convertible Note Holders.

Further, any non-cash net proceeds will be distributed based on the following percentages, at such time as such non-cash net proceeds are realized in cash, subject to approval of the Plan: (i) 75% to Reorganized Amyris; (ii) 20% to the Convertible Notes Holders and (iii) 5% to the General Creditors.

Additionally, the Term Sheet contemplates that the DIP Lenders and the Foris Prepetition Secured Lenders will provide an exit credit facility, currently expected to be up to $100 million, to Reorganized Amyris and will receive 100% of the equity interests in Reorganized Amyris upon the effective date of the Plan. The Convertible Note Holders will also receive up to $34.5 million in new notes of Reorganized Amyris, subject to approval of the Plan by the Convertible Note Holders.

The PSA further provides that the Debtors will achieve certain milestones (unless extended or waived in writing), including:

(i) On the execution date of the PSA, the Debtors will file the PSA, the Plan, the Disclosure Statement (the “Disclosure Statement”), Solicitation Materials (as defined in the PSA), and a motion seeking entry by the Bankruptcy Court of an order approving the Disclosure Plan (the “Disclosure Statement Order”);

(ii) by no later than November 21, 2023, the Bankruptcy Court will have entered the Disclosure Statement Order;

(iii) by no later than January 17, 2024, the Bankruptcy Court will have entered an order confirming the Plan; and

(iv) by no later than January 31, 2024, the effective date of the Plan will have occurred.

The PSA also includes a “fiduciary out” provision that makes clear, to the extent set forth in the PSA, that the Debtors are not required to take any action or to refrain from taking any action with respect to the PSA to the extent taking or failing to take such action would be inconsistent with applicable law or the fiduciary obligations of the Debtors’ boards of directors (or similar governing body) under applicable law.

The foregoing does not purport to be complete and is qualified in its entirety by reference to the full text of the PSA that is incorporated herein by reference to Exhibit SS.

Plan and Disclosure Statement

In connection with the PSA, on October 12, 2023 the Debtors filed the Plan and the Disclosure Statement, which describe a variety of topics related to the Chapter 11 Cases, including (i) events leading to the Chapter 11 Cases; (ii) significant events that took place during the Chapter 11 Cases; (iii) certain terms of the Plan; and (iv) certain anticipated risk factors associated with, and anticipated consequences of, the Plan, and requested a hearing on November 21, 2023, at which time the Bankruptcy Court will determine if the Disclosure Statement contains “adequate information” for interested parties in the Chapter 11 Cases to determine whether it is in their best interests to support the Plan.

The foregoing does not purport to be complete and is qualified in its entirety by reference of the Plan and Disclosure Statement, as well as other court filings and information about the Chapter 11 Cases, which are available electronically at https://cases.stretto.com/Amyris. Documents and other information available on such website are not part of this Schedule 13D and shall not be deemed incorporated by reference in this Schedule 13D. The foregoing website address has been included as an inactive textual reference only. Information contained in the Plan and the Disclosure Statement is subject to change, whether as a result of amendments or supplements to the Plan or Disclosure Statement, third-party actions, or otherwise, and should not be relied upon by any party.

DIP Credit Agreement Amendment

On October 12, 2023, the Company, Amyris Clean Beauty, Inc., and Aprinnova, LLC (collectively, the “Borrowers”), and certain other subsidiaries of the Company (the “Guarantors”) entered into an amendment (the “Amendment No. 4”) to that certain Senior Secured Super Priority Debtor In Possession Loan Agreement (the “DIP Credit Agreement”), dated as of August 9, 2023 (as amended, restated, supplemented or otherwise modified from time to time), by and among the Borrowers, Guarantors, each lender from time to time party to the DIP Credit Agreement and Euagore, LLC, an affiliate of FV, in its capacity as administrative agent (the “Administrative Agent”). Pursuant to Amendment No. 4, the parties agreed, among other matters, to extend the Plan Effective Date from no later than December 29, 2023 to no later than January 31, 2024. Capitalized terms used herein that are not otherwise defined herein shall have the meanings given to them in the Amendment No. 4.

The foregoing does not purport to be complete and is qualified in its entirety by reference to the full text of Amendment No. 4 that is incorporated herein by reference to Exhibit TT.

General

The Reporting Persons acquired the securities described in this Schedule for investment purposes and they intend to review their investments in the Company on a continuing basis. In addition, the Reporting Persons intend to participate in the management of the Company through representation on the Company’s board of directors (the “Board”). L. John Doerr and Ryan Panchadsaram, a partner at FV, serve as members of the Board. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Company’s business, financial condition, operations and prospects, including with respect to the Chapter 11 Cases; price levels of the Company’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

The Reporting Persons have been in discussion with members of the Company’s management and Board in connection with the Chapter 11 Cases and other strategic alternatives and may continue to be in contact with members of the Company’s management, members of the Board, shareholders, advisors and other relevant parties regarding any alternatives that the Company could employ in the Chapter 11 Cases or otherwise. The Reporting Persons may take positions with respect to potential changes in the operations, management, Board composition, ownership, capital structure, strategy and future plans of the Company. In addition to its role with respect to the DIP Credit Agreement, the Reporting Persons may consider participating in transactions that are part of the Chapter 11 Cases, including as part of the Company’s reorganization efforts and/or sales of significant Company assets. The Reporting Persons may also, at any time and from time to time, acquire additional securities of the Company, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition to the items described above in this Item 4, the Reporting Persons may take one or more other actions that relate to or would result in any other matter referenced in items (a) through (j) of Item 4 of Schedule 13D, alone or with others, including other shareholders or creditors of the Company or other appropriate parties, although the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)-(b)

The following sets forth, as of the date of this statement, the aggregate number of shares of Common Stock and percentage of Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, as of the date hereof, based on a total of 404,372,422 shares of Common Stock, which amount consists of (i) 369,385,614 shares of Common Stock issued and outstanding as of May 5, 2023 based on the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2023, as filed with the SEC on May 10, 2023, (ii) 22,940,772 shares of Common Stock issuable to FV upon conversion of the indebtedness outstanding under the 2019 LSA, including accrued and unpaid interest as well as penalties as of October 12, 2023 and (iii) 12,046,036 shares of Common Stock issuable to FV upon exercise of the 2022 Warrants.

For the purposes of calculating John Doerr’s beneficial ownership only, the percent of class set forth below is based on a total of 404,387,086 based on the Company’s shares of Common Stock, which amount consists of (i) 369,385,614 shares of Common Stock issued and outstanding as of May 5, 2023 based on the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2023, as filed with the SEC on May 10, 2023, (ii) 22,940,772 shares of Common Stock issuable to FV upon conversion of the indebtedness outstanding under the 2019 LSA, including accrued and unpaid interest as well as penalties as of October 12, 2023, (iii) 12,046,036 shares of Common Stock issuable to FV upon exercise of the 2022 Warrants, and (iv) 14,664 shares of Common Stock issuable to John Doerr upon the exercise of stock options exercisable for Common Stock within 60 days of October 12, 2023.

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
FV	122,255,166	30.2%	122,255,166	0	122,255,166	0
VVT	122,255,733	30.2%	122,255,733	0	122,255,733	0
John Doerr	125,912,260	31.1%	60,711	125,851,549	60,711	125,851,549
Ann Doerr	122,255,733	30.2%	0	122,255,733	0	122,255,733
Barbara Hager	125,598,714	31.0%	125,598,714	0	125,598,714	0

The securities reported herein consist of (i) 87,268,358 shares of Common Stock currently outstanding and held by FV, (ii) 22,940,772 shares of Common Stock issuable upon conversion of the indebtedness outstanding under the 2019 LSA, including accrued and unpaid interest as well as penalties as of October 12, 2023, (iii) 12,046,036 shares of Common Stock issuable to FV upon exercise of the 2022 Warrants, (iv) 567 shares of Common Stock held by VVT, (v) 9,648 shares of Common Stock held by Clarus, LLC, (vi) 248,304 shares of Common Stock held by Kleiner Perkins Caufield & Byers XII, LLC and (vii) 4,531 shares of Common Stock held by KPCB XII Founders Fund, LLC, (viii) 3,333,333 shares of Common Stock held by Perrara, (ix) 46,047 shares of Common Stock held by John Doerr, and (x) 14,664 shares of Common Stock issuable to John Doerr upon exercise of options within 60 days of October 12, 2023.

As of October 12, 2023, 16,680,334 shares of Common Stock are issuable upon conversion of the indebtedness outstanding under the 2019 LSA in respect of an outstanding principal amount of $50.0 million and 6,260,438 shares of Common Stock are issuable upon conversion of accrued and unpaid interest as well as penalties of $18.8 million, reflecting a fixed conversion price of $3.00 per share of Common Stock. Barbara Hager, the manager of FV, may be deemed to have sole power to vote and dispose of these securities. The 2019 LSA bears interest at 6.0% per annum, subject to certain default interest provisions in the event of a default under the 2019 LSA. The Company’s filing of the Chapter 11 Cases was an event of default under the 2019 LSA which automatically accelerated the payment date of unpaid principal and interest as well as applying certain penalties, including adding an amount equal to 6.0% of the past due amount and increasing the interest rate to 12.0%, compounded daily.

(c)	Other than as set forth in this Item 5, the Reporting Persons have not effected any transaction in the Common Stock since Amendment No. 14 was filed on October 5, 2023.

(d)	Except as set forth in Item 4 above, no person is known to have the right to receive dividends from, or the proceeds from, the sale of shares identified pursuant to Item 1.

(e)	Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The information set forth under Items 4 and 5 and the agreements set forth on the Exhibit attached hereto are incorporated herein by reference. Other than as described herein and in the Schedule 13D, to the best of the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between each Reporting Person and any person, with respect to the securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Item 7 of the Schedule 13D is hereby supplemented as follows:

Exhibit	Description

SS	Plan Support Agreement, dated as of October 12, 2023, by and among the Debtors and Consenting Parties (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on October 13, 2023)

TT	Amendment No. 4 to Senior Secured Super Priority Debtor In Possession Loan Agreement, dated as of October 12, 2023, by and among the Borrowers, the Guarantors and Euagore, LLC (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on October 13, 2023)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 16, 2023

FORIS VENTURES, LLC

By:	/s/ Barbara Hager
Name:	Barbara Hager
Title:	Manager

VALLEJO VENTURES TRUST

By:	/s/ Barbara Hager
Name:	Barbara Hager
Title:	Special Trustee

L. JOHN DOERR

By:	/s/ L. John Doerr, by Barbara Hager as his attorney in fact

ANN DOERR

By:	/s/ Ann Howland Doerr, by Barbara Hager as her attorney in fact

BARBARA HAGER

By:	/s/ Barbara Hager